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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person**

    Gleberman,           Joseph                  H.
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   (Last)               (First)                 (Middle)
    c/o Goldman, Sachs & Co.
    85 Broad Street
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                                    (Street)

    New York,                        NY                            10004
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   (City)                           (State)                       (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)


    August 18, 1999
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3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


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4. Issuer Name and Ticker or Trading Symbol

   Tunes.com Inc. (TUNZ)
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5. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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6. If Amendment, Date of Original (Month/Year)


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7. Individual or Joint/Group Filing  (Check applicable line)

   [ X ] Form Filed by One Reporting Person
   [   ] Form Filed by More than One Reporting Person

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

====================================================================================================================================
                                Table I -- Non-Derivative Securities Beneficially Owned                                            |
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                              |                                |                     |                                             |
                              |                                |                     |                                             |
                              |                                | 3. Ownership Form:  |                                             |
                              |       2. Amount of Securities  |    Direct (D) or    |                                             |
1. Title of Security          |          Beneficially Owned    |    Indirect (I)     | 4. Nature of Indirect Beneficial Ownership  |
   (Instr. 4)                 |          (Instr. 4)            |    (Instr. 5)       |    (Instr.5)                                |
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
                              |                                |                     |                                             |
Common Stock*                 |              3,492             |           I         |                     01                      |
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
**If the form is filed by more than one  Reporting  Person,  see  Instruction
 5(b)(v).


FORM 3 (continued)

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                                  Table II -- Derivative Securities Beneficially Owned                                             |
                             (e.g., puts, calls, warrants, options, convertible securities)                                        |
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                        |                       |                                      |              |               |            |
                        |                       |                                      |              | 5. Owner-     |            |
                        |                       |   3. Title and Amount of Securities  |              |    ship       |            |
                        |                       |      Underlying Derivative Security  |              |    Form of    |            |
                        |2. Date Exercisable    |      (Instr. 4)                      |              |    Derivative |            |
                        |   and Expiration Date |   ---------------------------------  | 4. Conver-   |    Security:  |            |
                        |   (Month/Day/Year)    |                       |  Amount      |    sion or   |    Direct     |6.Nature of |
                        |---------------------- |                       |  or          |    Exercise  |    (D) or     |  Indirect  |
                        |Date      |Expira-     |                       |  Number      |    Price of  |    Indirect   |  Beneficial|
1. Title of Derivative  |Exer-     |tion        |                       |  of          |    Derivative|    (I)        |  Ownership |
   Security (Instr. 4)  |cisable   |Date        |   Title               |  Shares      |    Security  |    (Instr.5)  |  (Instr. 5)|
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
Series A-I Convertible  |          |            |                       |              |              |               |            |
Preferred Stock*        |    02    |     02     |Common Stock           |   1,875,000  |      02      |       I       |    01,02   |
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Series A-II Convertible |          |            |                       |              |              |               |            |
Preferred Stock*        |    02    |     02     |Common Stock           |     250,000  |      02      |       I       |    01,02   |
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Series A-III Convertible|          |            |                       |              |              |               |            |
Preferred Stock*        |    02    |     02     |Common Stock           |     187,501  |      02      |       I       |    01,02   |
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Series A-IV Convertible |          |            |                       |              |              |               |            |
Preferred Stock*        |    02    |     02     |Common Stock           |      95,206  |      02      |       I       |    01,02   |
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Common Stock Warrants   |          |            |                       |              |              |               |            |
(right to buy)*         |  Immed.  |     03     |Common Stock           |       5,883  |     $8.00    |       I       |    01,04   |
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
Explanation of Responses:

*All share amounts have been adjusted to reflect a 1.25-for-1 stock split to be effected immediately prior to completion of the initial public offering of Tunes.com Inc.'s Common Stock (the "IPO").

01: The Reporting Person is a managing director of Goldman, Sachs & Co. ("Goldman Sachs"). Goldman Sachs is an indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc. ("GS Group"). Goldman Sachs and GS Group may be deemed to own beneficially and indirectly 3,492 shares of Common Stock through certain investment partnerships of which affiliates of Goldman Sachs and GS Group are the general partner, managing general partner or managing partner. Goldman Sachs is the investment manager of certain of the investment partnerships. The Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of his pecuniary interest therein, if any.

02: Goldman Sachs and GS Group may be deemed to own beneficially and indirectly 1,875,000 shares of Series A-I Convertible Preferred Stock, 250,000 shares of
Series A-II Convertible Preferred Stock, 187,500 shares of Series A-III Convertible Preferred Stock, and 95,206 shares of Series A-IV Convertible Preferred Stock through certain investment partnerships (the "Limited Partnerships") of which affiliates of Goldman Sachs and GS Group are the general partner, managing general partner or managing partner. Goldman Sachs is the investment manager of certain of the Limited Partnerships.

Upon the closing of the IPO, each share of Series A-I Convertible Preferred Stock, Series A-II Convertible Preferred Stock, Series A-III Convertible Preferred Stock and Series A-IV Convertible Preferred Stock (collectively, "Convertible Stock") will be automatically converted into an equal number of shares of Common Stock. The Convertible Stock is convertible at the option of the holder at any time after the date of issuance and prior to the closing of the IPO into an equal number of shares of Common Stock.

03: By their terms, these warrants expire immediately before the closing of a firmly underwritten public offering of Common Stock or other equity security of the Company. However, such expiration has been waived pending expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, with respect to the purchase of shares of Common Stock by the Partnership (as defined below) pursuant to the warrants.

04: Goldman Sachs and GS Group may be deemed to own beneficially and indirectly warrants to purchase 5,883 shares of Common Stock through an investment partnership (the "Partnership") of which affiliates of Goldman Sachs and GS Group serve as the general partner. Goldman Sachs is the investment manager of the Partnership.





By:  s/ Roger S. Begelman                                     August 12, 1999
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     ***Signature of Reporting Person                             Date
             Attorney-in-fact


*** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

       Alternatively,   this  form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.